EXHIBIT 12

URSTADT BIDDLE PROPERTIES INC.
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in thousands, except ratio calculations)

Statement Setting Forth Computation Showing the Ratio
of Earnings to Combined Fixed Charges and Preferred Dividends

	2016	2015	2014	2013	2012
Earnings:
Income from Continuing Operations	$34,605	$29,835	$28,746	$29,105	$27,282
Distributions from equity method investees in excess/(deficit) of equity in earnings	1,426	3	286	(249)	484
Add: Interest Expense	12,983	13,475	10,235	9,094	9,148

Total earnings available to cover fixed charges	$49,014	$43,313	$39,267	$37,950	$36,914

Fixed Charges (Interest Expense Only):
Interest Expense	$12,983	$13,475	$10,235	$9,094	$9,148

Total Fixed Charges Including Interest Expense and Preferred Stock Dividends:
Interest Expense	$12,983	$13,475	$10,235	$9,094	$9,148
Preferred Stock Dividends	14,280	14,605	13,812	14,949	13,267
Allocations pursuant to EITF Topic D-42	-	-	1,870	4,233	2,027

Total Fixed Charges	$27,263	$28,080	$25,917	$28,276	$24,442

Ratio of Earnings to Fixed Charges	3.78	3.21	3.84	4.17	4.04
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.80	1.54	1.52	1.34	1.51